# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neumora Therapeutics, Inc., CIK 0001885522
CUSIP: 640979100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 260 Arsenal Place, Suite 1, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001948604

## Reporting persons
- K2 HealthVentures Equity Trust LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,790,453; sole dispositive power 0; shared dispositive power 5,790,453; aggregate amount beneficially owned 5,790,453 (3.1% of the class)
- Parag Shah: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,790,453; sole dispositive power 0; shared dispositive power 5,790,453; aggregate amount beneficially owned 5,790,453 (3.1% of the class)
- Anup Arora: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,790,453; sole dispositive power 0; shared dispositive power 5,790,453; aggregate amount beneficially owned 5,790,453 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Neumora Therapeutics, Inc.
Address of issuer's principal executive offices: 260 Arsenal Place, Suite 1, Watertown, Massachusetts, 02472

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. K2 HealthVentures Equity Trust LLC ("K2HV Equity");
ii. Parag Shah ("Mr. Shah"); and
iii. Anup Arora ("Mr. Arora").

This Statement on Schedule 13G relates to an aggregate 5,790,453 shares of Common Stock K2HV Equity has the right to acquire within 60 days upon conversion of the remaining balance of the Issuer's outstanding debt obligations to K2HV Equity under the Loan and Security Agreement, dated as of May 9, 2025, between the Issuer and K2HV Equity, as amended by the First Amendment to Loan and Security Agreement, dated as of November 4, 2025, including (i) 4,558,926 shares of Common Stock that are issuable at a conversion price of the lesser of $0.8774 per share and the lowest effective price per share of the Issuer's next equity financing (the "Original Conversion Shares"), and (ii) 1,231,527 shares of Common Stock that are issuable at a conversion price of $2.03 per share, which is, as of the date of this Statement on Schedule 13G, the lesser of (a) $2.3906 per share and (b) the lowest effective price per share in the Issuer's equity financing in Q1 2026 (the "Amendment Conversion Shares" and, together with the Original Conversion Shares, the "Conversion Shares"). For purposes of this Schedule 13G, we have assumed a conversion price of $0.8774 per share for the Original Conversion Shares and $2.03 for the Amendment Conversion Shares.

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to directly beneficially own the shares of Common Stock that it has the right to acquire upon conversion of the Conversion Shares, as reported herein. Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the shares of Common Stock that K2HV Equity directly beneficially owns.
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 855 Boylston Street, 10th Floor, Boston, MA 02116.
Citizenship: K2HV Equity is a Delaware limited liability company. Each of Mr. Shah and Mr. Arora is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of 5,790,453 shares of Common Stock. This amount consists of an aggregate 5,790,453 shares of Common Stock K2HV Equity has the right to acquire upon conversion of the Conversion Shares.
Percent of class:
As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 3.1% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on the sum of (i) 182,157,466 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2026, and (ii) an aggregate 5,790,453 shares of Common Stock that are issuable to K2HV Equity within 60 days upon conversion of the Conversion Shares, which Conversion Shares have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,790,453
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,790,453

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- K2 HealthVentures Equity Trust LLC: /s/ Anup Arora, Anup Arora, Managing Member (05/15/2026)
- Parag Shah: /s/ Parag Shah, Parag Shah (05/15/2026)
- Anup Arora: /s/ Anup Arora, Anup Arora (05/15/2026)